New appointment of the President Date of events: 2013/06/25 Contents:

1.	Date of the board of directors resolution or date of occurrence of the change: 2013/06/25

2.	Name and resume of the replaced general manager: Mu-Piao Shih, President of Chunghwa Telecom

Co., Ltd., Master of Electrical Engineering from National Taiwan University

3. Name and resume of the new general manager: Mu-Piao Shih, President of Chunghwa Telecom Co., Ltd., Master of Electrical Engineering from National Taiwan University

4. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ):New appointment

5.	Reason for the change: Resolution of the 7th term of board

6.	Effective date of the new appointment: 2013/06/25

7.	Any other matters that need to be specified: None